

June 11, 2013

Via E-mail
Colin M. Angle
Chairman of the Board, Chief Executive Officer and Director
iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730

  Re: **iRobot Corporation**
    Form 10-K for Fiscal Year Ended December 29, 2012
    Filed February 15, 2013
    File No. 000-51598

Dear Mr. Angle:

  We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note on page 25 the company "recorded favorable adjustments to our defective returns provision that were directly attributable to lower defective returns experience and contractual modifications limiting our defective returns liability with certain customers." With a view towards expanded MD&A disclosure, please provide us the following information:

- Quantify the adjustment recorded for lower defective returns experience and the adjustment recorded for contractual modifications.
- Explain, in quantified detail, your return experience from defective products over the past three years.

- Explain your basis for recording the adjustment to the accrual for sales returns in 2012 and tell us why it was not appropriate to record such an adjustment in an earlier period.
- Explain why the contractual modification limited your defective return liability with certain customers. Describe the specific changes in contractual terms and explain why it apparently impacted a liability recognized in connection with prior sales.
- Provide us a roll-forward schedule of the accrual for product returns covering the past three years.

2.   With a view towards expanded disclosure, explain to us the facts and circumstances concerning the timing and amount of the favorable adjustments to the international warranty accrual for the home robots business. Specifically address each of the following in your response:

- tell us what your international warranty loss experience has been over the past three years;
- explain why you recognized an adjustment in 2012 rather than in an earlier period; and
- provide a roll forward schedule of your the international warranty accrual liability.

Definitive Proxy Statement Incorporated by Reference Into Part III

Long-term Incentives, page 25

3.   We note your disclosure that the compensation committee "exercises subjective judgment and discretion" in deciding to award stock-based incentives, but also that such awards are "based on various factors primarily relating to the responsibilities of the individual officer or employee, their past performance, anticipated future contributions and prior grants." We also note your added disclosure in response to our earlier comment 2 in our letter dated May 24, 2011. Finally, we note the sizable increases in stock awards for 2012 over 2011. Please revise your disclosure in future filings to explain more clearly how the committee has exercised its discretion in connection with the criteria noted above in awarding stock-based incentives for the most recent fiscal year. In particular, provide explanation for significant increases in such awards year over year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3628 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director